CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Floating Rate Senior Notes Due 2014	$852,486,250	$98,973.66

PROSPECTUS Dated December 23, 2008 PROSPECTUS SUPPLEMENT Dated December 23, 2008	Pricing Supplement No. 675 to Registration Statement No. 333-156423 Dated February 1, 2011 Rule 424(b)(2)

GLOBAL MEDIUM-TERM NOTES, SERIES F
Floating Rate Senior Notes Due 2014

We, Morgan Stanley, are offering the notes described below on a global basis.  We may not redeem the Global Medium-Term Notes, Series F, Floating Rate Senior Notes Due 2014 (the “notes”) prior to the maturity thereof.

The notes offered hereby constitute a further issuance of, and will be consolidated with, the $1,500,000,000 aggregate principal amount of Floating Rate Senior Notes Due 2014 issued by us on January 25, 2011. The notes offered hereby will have the same CUSIP number as the previously issued Floating Rate Senior Notes Due 2014 and will trade interchangeably with the previously issued Floating Rate Senior Notes Due 2014 immediately upon settlement. Upon completion of the offering of the notes, the aggregate principal amount outstanding of the Floating Rate Senior Notes Due 2014 will be $2,350,000,000.

We will issue the notes only in registered form, which form is further described under “Description of Notes—Forms of Notes” in the accompanying prospectus supplement.

We describe the basic features of the notes in the section of the accompanying prospectus supplement called “Description of Notes” and in the section of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities,” subject to and as modified by the provisions described below.

Principal Amount:	$850,000,000	Interest Reset Period:	Quarterly
Maturity Date:	January 24, 2014	Interest Reset Dates:	Each Interest Payment Date
Settlement Date		Interest Determination
(Original Issue Date):	February 4, 2011	Dates:	The second London banking
Interest Accrual Date:	January 25, 2011		day prior to each Interest Reset
Issue Price:	100.2925%, plus accrued		Date
	interest	Reporting Service:	Reuters (Page LIBOR01)
Specified Currency:	U.S. dollars	Business Day:	New York
Redemption Percentage		Calculation Agent:	The Bank of New York Mellon
at Maturity:	100%		(as successor to JPMorgan
Base Rate:	LIBOR		Chase Bank, N.A. (formerly
Spread (Plus or Minus):	Plus 1.60%		known as JPMorgan Chase
Index Maturity:	Three months		Bank))
Index Currency:	U.S. dollars	Minimum Denominations:	$100,000 and integral
Initial Interest Rate:	The Base Rate plus		multiples of $1,000 in excess
	1.60%		thereof
Interest Payment Period:	Quarterly	CUSIP:	61747W AE9
Interest Payment Dates:	Each January 24, April 24,	ISIN:	US61747WAE93
	July 24 and October 24,	Other Provisions:	None
commencing April 24, 2011

We describe how interest is calculated, accrued and paid, including the adjustment of scheduled interest payment dates for business days (except at maturity), under “Description of Debt Securities—Floating Rate Debt Securities” in the accompanying prospectus.

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement and prospectus, as applicable.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement or the prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

MORGAN STANLEY
MITSUBISHI UFJ SECURITIES
BB&T CAPITAL MARKETS	BBVA SECURITIES
KKR	LLOYDS TSB CORPORATE MARKETS
LOOP CAPITAL MARKETS	MORGAN KEEGAN
SANTANDER	THE WILLIAMS CAPITAL GROUP, L.P.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

On February 1, 2011, we agreed to sell to the managers listed below, and they severally agreed to purchase, the principal amounts of notes set forth opposite their respective names below at a net price of 100.0425%, plus accrued interest, which we refer to as the “purchase price” for notes.  The purchase price for the notes equals the stated issue price of 100.2925%, plus accrued interest, less a combined management and underwriting commission of 0.25% of the principal amount of the notes.

Name	Principal Amount of Notes
Morgan Stanley & Co. Incorporated	$697,000,000
Mitsubishi UFJ Securities (USA), Inc.	85,000,000
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	8,500,000
BBVA Securities Inc.	8,500,000
KKR Capital Markets LLC	8,500,000
Lloyds TSB Bank plc	8,500,000
Loop Capital Markets LLC	8,500,000
Morgan Keegan & Company, Inc.	8,500,000
Santander Investment Securities Inc.	8,500,000
The Williams Capital Group, L.P.	8,500,000
Total	$850,000,000

Morgan Stanley & Co. Incorporated is our wholly-owned subsidiary. Mitsubishi UFJ Financial Group, Inc., the ultimate parent of Mitsubishi UFJ Securities (USA), Inc. (one of the managers), holds an approximately 19.6% interest in Morgan Stanley (assuming full conversion of our convertible preferred stock that Mitsubishi UFJ Financial Group, Inc. currently owns).  This offering will be conducted in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  In accordance with Rule 5121, Morgan Stanley & Co. Incorporated and Mitsubishi UFJ Securities (USA), Inc. may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

Lloyds TSB Bank plc is not a U.S. registered broker-dealer and, therefore, to the extent that it intends to effect any sales of the notes in the United States, it will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations.

With respect to notes to be offered or sold in the United Kingdom, each manager has represented and agreed (1) that it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by such manager in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us, and (2) that it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by such manager in relation to the notes in, from or otherwise involving the United Kingdom.

Each manager has agreed that it will not offer or sell any notes, directly or indirectly, in Japan or to or for the account or benefit of any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), except pursuant to an exemption from the registration requirements and otherwise in compliance with the Financial Instruments and Exchange Law of Japan (Law No.25 of 1948, as amended) and any other applicable laws, regulations and ministerial guidelines of Japan.

Furthermore, each manager has agreed that it will not purchase, deliver, offer or sell the notes or possess or distribute offering material in relation to the notes in any jurisdiction if such purchase, delivery, offer or sale or the possession or distribution of such offering material would not be in compliance with any applicable law or regulation or if any consent, approval or permission is needed for such purchase, delivery, offer or sale or the possession or distribution by such manager or for or on behalf of us unless such consent, approval or permission has been previously obtained.

PS-2